02037450

PE
6/30/02

SEC MAIL RECEIVED PROCESSING
JUL 08 2002
WASH. D.C. 152 SECTION

FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

PROCESSED
JUL 18 2002
THOMSON FINANCIAL

For the month of June, 2002
British Energy PLC
(Exact name of Registrant as specified in its Charter)
3 Redwood Crescent, Peel Park, East Kilbride, G74 5PR, Scotland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...........X.................   Form 40-F..........X.................

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes..   No...................X.................

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BRITISH ENERGY PLC

By: KG Lough

Name: Keith Lough

Title: Finance Director

Date: 5 July 2002

10:36 25 Jun REG-British Energy PLC <BGY.L> Director Declaration

RNS Number:7069X
British Energy PLC
25 June 2002

June 25, 2002

Please find detailed below further details on the appointment of Mr Ian Harley to the British Energy Plc Board.

I would confirm that there is no information to be disclosed in relation to Rule 16.4 and paragraph 6.5.2.

Mr Ian Harley's directorships are below:

Current Directorships

Company Name	Title	Appoi
Abbey National Life plc	Director	01-Ja
Abbey National plc	Director	01-Ju
Abbey National Treasury Services plc	Director	24-Ma
British Energy Plc	Non Executive Director	01-Ju
Dah Sing Financial Holdings Ltd	Director	01-Ma
Rentokil Initial plc	Director	23-Ma
Scottish Mutual Assurance plc	Director	01-Ja
Scottish Provident Ltd	Director	01-Au

Past Directorships

Company Name	Title	Appointment
Abbey National (Holdings) Ltd	Director	13-Dec-1994
Abbey National Alpha Investments	Director	07-Oct-1993
Abbey National American Investments Ltd	Director	29-Jun-1995
Abbey National Baker Street Investments	Director	07-Oct-1993
Abbey National Beta Investments Ltd	Director	20-Jul-1995
Abbey National Charitable Trust Ltd	Director	01-Mar-1998
Abbey National Continental Investments Ltd	Director	07-Oct-1993
Abbey National Employee Car Loans Ltd	Director	05-Aug-1996
Abbey National Funded Unapproved Retirement Benefits Scheme Trustees Ltd	Director	27-Nov-1996
Abbey National Global Investments	Director	07-Oct-1993
Abbey National Graphics Services Ltd	Director	01-Jun-1994
Abbey National Group Pension Schemes Trustees Ltd	Director	01-Mar-1998
Abbey National Growth Investments	Director	07-Oct-1993
Abbey National Independent Investments	Director	07-Oct-1993
Abbey National Investments	Director	07-Oct-1993
Abbey National Investments Holdings Ltd	Director	07-Oct-1993
Abbey National Property Investments	Director	07-Oct-1993
Abbey National SMA Holdings Ltd	Director	01-Jul-1993
Abbey National Treasury Services Overseas Holdings	Director	19-Dec-1994
Abbey National UK Investments	Director	26-Sep-1997
Abbey National Vehicle Finance Ltd	Director	22-Feb-1996
APACS (Administration) Ltd	Director	01-Sep-1998
Community Housing Ltd	Director	05-Aug-1996
Duchess Parade Investments Ltd	Director	10-Jan-1996
First National Bank plc	Director	27-Sep-1995
First National Group plc	Director	30-Aug-1995
HMC Group plc	Director	24-Nov-1994
Home Rent 1 Ltd	Director	05-Aug-1996
Home Rent 10 Ltd	Director	05-Aug-1996
Home Rent 11 Ltd	Director	05-Aug-1996
Home Rent 12 Ltd	Director	05-Aug-1996
Home Rent 13 Ltd	Director	05-Aug-1996
Home Rent 14 Ltd	Director	05-Aug-1996
Home Rent 15 Ltd	Director	05-Aug-1996
Home Rent 16 Ltd	Director	05-Aug-1996
Home Rent 17 Ltd	Director	05-Aug-1996
Home Rent 18 Ltd	Director	05-Aug-1996

Home Rent 21 Ltd	Director	05-Aug-1996
Home Rent 22 Ltd	Director	05-Aug-1996
Home Rent 23 Ltd	Director	05-Aug-1996
Home Rent 3 Ltd	Director	05-Aug-1996
Home Rent 4 Ltd	Director	05-Aug-1996
Home Rent 5 Ltd	Director	05-Aug-1996
Home Rent 6 Ltd	Director	05-Aug-1996
Home Rent 7 Ltd	Director	05-Aug-1996
Home Rent 8 Ltd	Director	05-Aug-1996
Home Rent 9 Ltd	Director	05-Aug-1996
N&P (B.E.S.) Loans Ltd	Director	05-Aug-1996
Scottish Mutual Assurance plc	Director	01-Jul-1993

END

RDNPUUCWQUPPGUA

Tuesday, 25 June 2002 10:36:21
ENDS [nRNSY7069X]

10:50 25 Jun REG-British Energy PLC <BGY.L> Holding in Company - Brandes

RNS Number:7083X
British Energy PLC
25 June 2002

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

British Energy plc

2) Name of shareholder having a major interest

Brandes Investment Partners, L.P.

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

5) Number of shares/amount of stock acquired

N/A

6) Percentage of issued class

7) Number of shares/amount of stock disposed

8) Percentage of issued class

9) Class of security

44 28/43p ordinary shares

10) Date of transaction

20 June 2002

11) Date company informed

25 June 2002

12) Total holding following this notification

18,395,198 Ordinary Shares

7.809,244 American Depository Receipts

13) Total percentage holding of issued class following this notification

8.0%

14) Any additional information

15) Name of contact and telephone number for queries

16) Name and signature of authorised company official responsible for making this notification

Belinda Baker

Date of notification 25 June 2002

This information is provided by RNS
The company news service from the London Stock Exchange

END

HOLBGGDLLSDGGDU

Tuesday, 25 June 2002 10:50:29
ENDS [nRNSY7083X]

07:04 28 Jun REG-British Energy PLC <BGY.L> Sale of Senior Debt

RNS Number:8862X
British Energy PLC
28 June 2002

28 June 2002.

Sale of 10-year senior notes

British Energy plc announces the sale of $400 million 10-year senior notes. The Company expects to complete the offering by the end of July. Proceeds from the transaction will be used to repay certain existing indebtedness and for general corporate purposes.

The issue will be fully and unconditionally guaranteed by British Energy Generation Limited and British Energy Generation (UK) Limited. The notes and guarantees are not secured by any property or assets of British Energy and will rank at least pari passu with all other present and future unsecured obligations of the Company.

The securities offered have not been and will not be registered under the U.S. Securities Act of 1933 (the "Securities Act") and may not be offered or sold in the United States absent registration or an exemption from the registration requirements of the Securities Act. Accordingly, the securities will be offered and sold only (1) inside the United States to Qualified Institutional Buyers (" QIB's") in compliance with Rule 144A under the Securities Act and (2) outside the U.S. in offshore transactions as defined under Regulation S under the Securities Act.

For information contact

Ken Cronin 01355 262 202

END

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Friday, 28 June 2002 07:04:13
ENDS [nRNSb8862X]

16:02 28 Jun REG-British Energy PLC <BGY.L> Holding(s) in Company

RNS Number:9444X
British Energy PLC
28 June 2002

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

All relevant boxes should be completed in block capital letters.

1. Name of company

British Energy plc

2. Name of shareholder having a major inte

FMR Corp. and its direct and indirect s International Limited (FIL) and its di subsidiaries.

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Shareholder named in 2 above

4. Name of the registered holder(s) and, i the number of shares held by each of tl

Please see below

5. Number of shares/ amount of stock acquired

N/a

6. Percentage of issued class

N/a

7. Number of shares/amount of stock disposed

943,688

8. Pe

0.

9. Class of security

44 28/43p ordinary shares

10. Date of transaction

Not disclosed

11.

12. Total holding following this notification

55,305,829

13. Total percentage holding this notification

8.92%

14. Any additional information

None

15. Name of contact and telephc

Sara Phillips 020 7678 735

16. Name and signature of authorised company official responsible for making this notification

Paul Heward

Date of notification: 28th June 2002

State Street Nominees Limited	FMRCO
Chase Nominees Ltd	FISL
Chase Manhattan Bank London	FISL
Bank of New York Europe	FPM
Mellon Nominees Ltd	FPM
MSS Nominees Ltd	FIL
Chase Nominees Ltd	FIL
Bankers Trust	FIL
Bank of New York London	FIL
JP Morgan	FIL
Chase Manhattan Bank London	FIL
Northern Trust	FIL
State Street Nominees Ltd	FIL
HSBC Client Holdings Nominees (UK) Limited	FIL
Deutsche Bank	FIL

END

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Friday, 28 June 2002 16:02:59
ENDS [nRNSb9444X]

British Energy

5 July 2002

BRITISH ENERGY plc - OUTPUT STATEMENT

A summary of net output from all of British Energy's power stations in June is given in the table below, together with comparative data for the previous financial year:

	2001/02				**2002/03**			
	June		Year to Date		**June**		**Year to Date**	
	Output (TWh)	Load Factor %	Output (TWh)	Load/Capacity Factor %	**Output (TWh)**	**Load Factor %**	**Output (TWh)**	**Load/ Capacity Factor %**
UK Nuclear	5.3	76	15.9	76	**5.0**	**72**	**15.4**	**74**
UK Other	0.5	42	1.8	41	**0.3**	**20**	**0.9**	**20**
Bruce Power (82.42% owned)	2.3	100	3.7	88	**1.7**	**75**	**5.1**	**74**
AmerGen (50% owned)	1.5	90	4.5	87	**1.8**	**98**	**4.3**	**80**

PLANNED OUTAGES

UK Nuclear

- A statutory outage continued at Heysham 1 and another was started at Hunterston B.
- A refuelling outage was carried out on one reactor at Dungeness B.
- Low load refuelling was carried out on both reactors at Heysham 2 and on one reactor each at Hinkley Point B, Hunterston B and Torness.

Bruce Power

- Unit 6 was on a planned outage throughout the month

UNPLANNED OUTAGES

UK Nuclear

- One unit at Hinkley Point B completed alternator hydrogen leak repairs
- One unit at Torness remains on extended outage to replace a failed gas circulator as previously reported.

NOTES:

- The figures for Bruce Power and AmerGen represent 100% of output
- The 2001/02 figures for Bruce Power represent output from financial close on 12 May 2001

Contact:
David Wallace: 013552 62846 (Media Enquiries)
Paul Heward: 013552 62201 (Investor Relations)
Ken Cronin: 013552 62202 (Investor Relations)

Find this News Release on our web-site: www.british-energy.com

12:36 05 Jul RNS-REG-British Energy PLC <BGY.L> Holding(s) in Company

RNS Number:2545Y
British Energy PLC
5 July 2002

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

All relevant boxes should be completed in block capital letters.

1. Name of company

British Energy plc

2. Name of shareholder having a major interes

FMR Corp. and its direct and indirect subs International Limited (FIL) and its direct subsidiaries. The notifiable interests als interest of Mr Edward C. Johnson 3rd, prir Corp. and Fidelity International Limited.

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Non-beneficial

4. Name of the registered holder(s) and, if n number of shares held by each of them

Please see below

5. Number of shares/ amount of stock acquired	6. Percentage of issued class	7. Number of shares/amount of stock disposed	8. Pe
N/a	N/a	6,738,239	1.

9. Class of security	10. Date of transaction	11.
44 28/43p ordinary shares	Not disclosed	

12. Total holding following this notification

48,567,590

13. Total percentage holding of is notification

7.83%

14. Any additional information

None

15. Name of contact and telephone nu

Sara Phillips 020 7678 7358

16. Name and signature of authorised company official

responsible for making this notification

Ken Cronin

11 of 12

Registered / Nominee name	Management Company
Chase Nominees Limited	FMRCO
State Street Nominees Limited	FMRCO
Chase Nominees Ltd	FISL
Chase Manhattan Bank London	FISL
Bank of New York Europe	FPM
Mellon Nominees Ltd	FPM
MSS Nominees Ltd	FIL
Chase Nominees Ltd	FIL
Bankers Trust	FIL
Bank of New York London	FIL
JP Morgan	FIL
Chase Manhattan Bank London	FIL
Northern Trust	FIL
State Street Nominees Ltd	FIL
HSBC Client Holdings Nominees (UK) Limited	FIL
Deutsche Bank	FIL

END
HOLEAAXSEDLAEFE

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Friday, 5 July 2002 12:36:07
RNS [nRNSE2545Y]